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02042185

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Franc Or Resources Corp.

*CURRENT ADDRESS

PROCESSED

JUL 01 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4164 FISCAL YEAR 12-31-01

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DATE : 6/27/02

82-4464

ARS
12-31-01

Franc-Or Resources Corporation

Annual Report

2001

Corporate Profile

Franc-Or Resources Corporation is a minerals exploration company with an active gold exploration program in Nevada that is carried-out jointly with two other partners in a tri-venture that is known as the Nevada Cordilleran syndicate. The Corporation also continues to hold certain exploration and mining rights in French Guiana. In addition, in an effort to add value to its cash position and diversify its holdings during a prolonged downturn in the price of gold, the Corporation invested in private biotechnology and telecommunications companies in 2001.

In July, 2001, the three partners in the Nevada Cordilleran syndicate agreed to re-negotiate the terms of the tri-venture, whereby the funding partners, Franc-Or and Ranger Minerals Ltd., a public company based in Perth, Australia, agreed to continue to support a reconnaissance program in Nevada at a cost of US $350,000 for one year from August 1, 2001 to July 31, 2002, in return for each to increase its equity in the project to 42.5%, and for Cordilleran Exploration Company LC, a private corporation based in Reno, Nevada to reduce its interest to 15%. Discussions are underway to continue funding the syndicate beyond July 31, 2002. The syndicate currently holds only the Humboldt Springs property in north-central Nevada.

In French Guiana, the Corporation, through its wholly owned subsidiary Franc-Or Guyane S.A.R.L., continues to hold eight mining concessions in the Haute-Mana region in the center of the Department, as well exploration licenses comprising the Haute-Mana A Permit that surrounds the mining concessions, and five B Permits at the St. Pierre property in the northwest part of the Department. With the original estimate of near-surface resources on the Haute-Mana mining concessions having been effectively depleted, the corporation currently has minor gold production being reported from only one alluvial property in the St. Léon sector. At a few other properties, very limited exploitation is sustaining small-scale reclamation efforts, with no net gold being produced. The Corporation applied for an extension of the Haute-Mana A Permit in May 2000, and in November 2000 it requested that the French Administration consider an amended extension application of the St. Pierre B Permits to allow them to be converted to a single A Permit. In each case, the new applications were reduced significantly in size. To date, no answer has been forthcoming, although the Corporation is expecting to receive the government response by late June.

In January 2002, the Corporation increased its investment in the private, Montreal-based biotechnology company, URRMA Biopharma Inc., from $2 million to $3 million by exercising half of its 2 million options priced at $1/share two months early. In return, the Corporation received 100,000 additional options priced at $0.50/share and extended the other 1 million options until September 2002. Currently, the Corporation holds a 25% equity position in URRMA. The Corporation is currently involved in helping URRMA complete a private placement transaction, but an anticipated public financing will not take place before the end of the year owing to difficult market conditions. Although the terms of the anticipated private placement have not been finalized, a third-party valuation of URRMA is twice that of the valuation established at the time of the Corporation's initial investment in URRMA on March 29, 2001.

URRMA holds an exclusive global license from the Institut National de la Santé et de la Recherche Medicale Unité (INSERM) in Marseille, France, for the use of the anti-R7V antibody in diagnostic tests and therapeutic treatment for AIDS. URRMA's first product, the R7V Qualitative Diagnostic Kit, is progressing well through the U.S. Food and Drug Administration (FDA), with commercialization expected in 2003. Business projections for the Qualitative and Quantitative Diagnostic Kits, and the Therapeutic Antibodies are robust. URRMA is required to pay a sliding scale royalty of 2% to 4% to INSERM, based-on volume of net sales of any R7V products. In February 2002, URRMA applied for its own patent on a new subclass of immunoglobulin that its scientific team discovered, and which may have diagnostic and therapeutic uses for AIDS and other viral-induced diseases.

On March 9, 2001 the Corporation also made a smaller private placement investment of $200,000 in Broadband Collaborative Solutions Inc. (BCS), a private Toronto-based telecommunications company. BCS has been able to show modest increases in sales of its video conferencing products in 2001, but a difficult market prevented an anticipated broker-lead public offering. The company is now planning to go public later in 2002.

Annual Meeting

The annual meeting of shareholders of the Corporation will be held on June 26, 2002 at 3:00 p.m. at the Board of Trade of Metropolitan Toronto, 3rd Floor, 1 First Canadian Place in Toronto, Ontario, M5X 1C1.

Message from the President

The tide has changed in the gold market. With the spot price now at US $312 per ounce, and having mostly been above US $300 per ounce since February, we are seeing a base significantly above the US $273 per ounce average price for gold in 2001. Despite this significant improvement, it still could be several months before a dramatic and lasting price rise in gold will prevail. This is because the U.S. strong dollar policy remains in-place, and it appears that the U.S. continues to pressure low-priced sales and lease rates on gold from other central banks. It seems likely that the inevitable rise in the price of gold will be just as orchestrated as its decline, meaning that we are likely to see a tempered, slow rise in price over the next year or more. Of course unpredictable extraordinary events or outside pressures could accelerate this trend overnight. Examples of such events or pressures, or combinations thereof, could be: all-out war in the Middle East; large volume withdrawals of cash and purchase of gold by Japanese depositors fearful of the recent decision by the bank of Japan to limit levels of deposit insurance; a U.S. invasion of Iraq, which some predict will come this late fall or early next year; terrorist attacks on large metropolitan cities ; or a gold short squeeze created by major mining companies such as Barrick or Anglogold rapidly covering their hedge books in a rising gold market. Strong rumors persist that the trend of industry consolidation such as the Newmont – Franco-Nevada – Normandy merger would soon spur an even bigger mega merger of Barrick – Anglogold – Gold Fields, the sum total of which will be a higher price of gold. As a backdrop to the above, expect to see extreme volatility in the major securities markets for some months, and a slow exit from the current recession. Some predict that a double-dip recession could prolong the overall economic downtrend further, a scenario that generally also leads to higher gold prices. Having noted some of the extraordinary possibilities, we expect the most likely scenario to be a slow, but punctuated, rise in the price of gold to US $400 over the next two years.

What then is our corporate strategy? We will increase our budget for gold exploration, but only moderately for the time being. We will continue to systematically evaluate the extensive regional database of the Nevada syndicate and to utilize all the geophysical, geochemical, geologic, and remote sensing imagery tools at our disposal to prioritize highly prospective properties such as Humboldt Springs for drill testing. We currently have five other properties as acquisition candidates, and 20 to 30 conceptual stage targets that we are rapidly evaluating. We are in discussions with a few small groups and one major gold company to acquire, by lease or joint venture, several of these key targets in various locations in Nevada. Whenever possible, open ground is staked as soon as we can see the merit to do so. With this approach, we can efficiently maintain a moderate-sized exploration program that can be augmented or diminished rapidly according to the trends we perceive in the price of gold.

In French Guiana, our overall gold production from near-surface deposits has been drastically reduced due to the depletion of the resources. Only one property from the St. Léon sector on the Haute-Mana mining concessions reports royalty revenue. Some properties have depleted the delineated resource, and completed the required reclamation, and have been shutdown. A few others continue very small-scale production to offset ongoing reclamation costs. As we wind-down our activities on the haute-Mana mining concessions, we simultaneously await the decision of the French Administration on our requests to extend the exploration licenses at the Haute-Mana A Permit and the St. Pierre B Permits. This decision may come in June, but the nature of such governmental actions in French Guiana is discretionary. With respect to gold, our future lies primarily in Nevada.

Despite the positive changes in the gold sector, our most promising investment has proven to be URRMA Biopharma Inc. (URRMA). Despite encountering some delays in the Fall of 2001, URRMA has been progressing steadily forward. The R7V Qualitative Diagnostic Kit is moving well through the FDA. A kit manufacturer is now in-place and management projects a healthy revenue stream to begin in 2003, with additional revenues expected from sales of the Quantitative Diagnostic Kit likely to begin some six months later. Detailed studies of the anti-R7V antibody that have been carried-out by Professor Jean-Claude Chermann and his research team in Aubagne, France have significantly advanced the process of synthesizing the therapeutic antibodies. URRMA's management predicts that a therapeutic AIDS drug could be on the market by 2005 or 2006. The patent application that was submitted in February 2002 for the new subclass of immunoglobulin demonstrates strong potential for multiple diagnostic and therapeutic applications for AIDS and several other virus-induced diseases. With revenues expected from both diagnostic kits, and major advances likely to be made on one or two other product lines, 2003 could prove to be a watershed year for URRMA Biopharma Inc.

We are currently helping URRMA complete a private placement that we hope will be a bridge to a public offering later this year or early 2003. Related to the financing, a preliminary third party valuation of URRMA indicates that Franc-Or's investment in this exciting biotechnology company has doubled in a year, and management feels that the best growth potential in URRMA lies ahead of us.

We recognize that many investors have not been satisfied with the performance of the Franc-Or share price in 2001. The Franc-Or management is not satisfied with that performance either. Our efforts at diversification have created a hybrid gold / biotechnology company for which we get inadequate recognition in each sector. We remain patient, however, and we ask our shareholders to be patient as well. Success in one or both endeavors could quickly add shareholder value, and we expect that reasonable market appreciation will be forthcoming to bring us out of a difficult period. As our valuations improve in both gold and biotechnology, and if we see an overall improvement in the general markets, we will move toward our previously stated goal of splitting the company in a way that would, within prevailing regulatory guidelines, maximize shareholder value by direct exposure to both market sectors.

Robert J. Casaceli

Robert J. Casaceli
President

May 8, 2002

Exploration and Mining Projects

Nevada Cordilleran Syndicate

Since our last Annual Report, the syndicate completed drilling of both the **Goose Creek** and **Fitting** properties located in northeast and north-central Nevada, respectively. At the **Goose Creek** property, twelve (12) reverse circulation drill holes totaling 7,340 feet were completed in the second quarter of 2001. Broad intersections of anomalous gold (50 to 399 parts per billion) were encountered, and oxidation / alteration penetrated to depths in excess of 660 feet, but no commercial grades of gold or silver were encountered. After additional regional exploration was completed in surrounding areas, it was decided to drop the property. Similarly, at the **Fitting** property, eight reverse circulation drill holes totaling 4,690 feet were completed in July 2001, with only narrow zones of low-grade mineralization encountered. This work failed to indicate the presence of a commercially viable gold deposit and the property was dropped.

The completion of work at the above-noted projects brought to six the number of projects drilled by the syndicate since its inception in August 1999. In August 2001, it was agreed by the three syndicate partners to initiate a year-long reconnaissance program in Nevada that would systematically review the extensive Cordilleran geologic files, together with regional magnetic and gravity maps, and an innovative imaging technique known as Digital Elevation Modeling (DEM) that would jointly depict mineralized structural intersections that were coincident with hidden horst blocks under pediment and valley fill. This approach led to the identification of several promising targets throughout Nevada, which continue to be evaluated with ground-based geophysics, geochemistry, and geology. The first acquisition to come out of this program is the **Humboldt Springs** property in north-central Nevada, which the syndicate staked to gain 100% ownership. The following synopsis of this property was excerpted from the Qualifying Technical Report done by David Z. Royle, a Brisbane-based consulting geologist, the full text of which can be viewed on the SEDAR web site under the Corporation's name.

Humboldt Springs : The Humboldt Springs property is located 50 km west of Winnemmuca in Humboldt County, Nevada. In 2001-2002, 144 Claims were staked by Cordillera Exploration Co., to cover a prospective north-trending structural target on strike with the Twin Creeks Mine to the north and the Lone Tree Mine to the south (Valmy Trend). The exploration model is to locate a multi-million ounce, high-grade sediment-hosted gold deposit in basement Palaeozoic rocks associated with buried horsts concealed beneath a thick mantle of valley fill sediments. The area has never been systematically explored. Controlled Source Audio-frequency Magnetotellurics (CSAMT) and Mobile Metal Ion (MMI) geochemistry are the preferred search techniques at the prospect scale.

Results of the initial phase of exploration carried out over the last six months have returned encouraging results. CSAMT geophysical surveys confirmed the presence of the northerly trending structural zone on the property. It can be traced for up to 2.0km along strike and appears to be about 400m wide. Smooth-model inversions of Cagniard resistivity also demonstrated rapid thickening of pediment cover to the west across a postulated block faulted basement graben margin. Estimates of depth to pre-Tertiary basement rocks is uncertain but has been interpreted to range from a minimum of 180m in the east to over 450m in the western part of the property.

MMI soil geochemistry identified potentially significant concentrations of Au and Ag with strongest anomalies confined to the northerly trending structural zone. Based on the pattern of scattered anomalies, a parallel set of mineralized structures / faults is inferred from the data. Several of these coincident Au/Ag anomalies constitute attractive drill targets.

The quality and accuracy of work carried out by Cordilleran on the Humboldt Springs Project is sufficient to make reasonable interpretations of the data. It is concluded that the dimensions of the identified north-trending structural corridor is sufficient to host a multi-million ounce gold resource and that drill testing is warranted despite the inherent risks of drilling through uncertain thickness of cover rocks.

Following Mr. Royle's recommendations, the syndicate is endeavoring to complete additional CSAMT and MMI survey lines on the property, preparatory to a multi-hole reverse circulation drilling program.

The syndicate is continuing to evaluate many additional regional targets already delineated by the above-noted techniques, and are in discussions with one major gold company and several smaller groups to add to their property portfolio.

The Haute-Mana Project

The Haute-Mana project is located near the geographic center of the Department of French Guiana, some 170 km SW of the capital city of Cayenne. The project consists of eight mining concessions totaling 121.5 km^2 surrounded by a larger A Permit exploration area, which in May 2000 was re-applied for with an area of 210 km^2, reduced from an original area of 496 km^2. Franc-Or continues to wait for official approval from the French Administration of the revised smaller area, and until such time as that is granted, the larger area technically remains in-place.

The year 2001 witnessed the end of profitable operations from near-surface royalty holdings of the Corporation's French Guianese subsidiary. Only negligible production was reported for the year, as both the Nicole and Dagobert joint ventures exhausted delineated resources. The Nicole project was ended in early May 2001, and all reclamation requirements were completed shortly thereafter. The Dagobert project completed alluvial operations on the main creek within the joint venture area in early March 2001. Minor small-scale exploitation was continued there from mostly outside the joint venture area, so as to partially offset the cost of ongoing reclamation work. Only the St. Léon property in the southeast sector of the Haute-Mana mining concessions reported ongoing minor royalty income for the year 2002.

As our operations wind-down in the Haute-Mana region, management will continue to review the price of gold in deciding what course of action to take with regard to possible exploration and mining programs. We also await the granting of titles of the eight mining concessions which were purchased from the BRGM / La Source in August 1998 before making any major capital decisions on the property.

The St. Pierre Project

The St. Pierre property is located in the northwest part of French Guiana, roughly 90 km inland from the coast, approximately 170 km west of Cayenne, and 15 km northeast of the Paul Isnard alluvial gold mine. Access of personnel and light material is by helicopter from Cayenne, but fuel and other large items can be barged up the Arouani River and hauled along an 8.1 km-long road to the St. Pierre camp. Complete road access to the site is ultimately planned to traverse some 40 km north-northwest and to link-up with the public road to Saint-Laurent-du-Maroni near Camp Voltaire.

Prior work on the St. Pierre property has delineated a primary, inferred resource of 295,000 ounces of gold with an average grade of 1.9 g/t gold that consists of quartz veins, quartz stockworks, and disseminated mineralization hosted within metasedimentary and metavolcanic rocks.

The Corporation signed a Confidentiality Agreement with Gold Fields Minière S.A.R.L. in the fourth quarter 2001, and data review and discussions regarding a possible joint venture on the primary mineralization centered around Montagne du Nord are ongoing.

The Corporation continues to monitor the activities of Société Minière Saint Pierre S.A.R.L. (SMSP), with whom an AEX-type contract was signed in September 2000 to evaluate the potential of near-surface mineralization to the west and east of Montagne St. Pierre. SMSP is awaiting a decision by the French Administration on their application for the AEX.

The Corporation is also awaiting a decision from the French Administration on its application to renew the five exploration B Permits via a process of conversion to an A Permit of lesser area. It is hoped that a favorable decision might be rendered before the end of June 2002, but it is noted that such governmental decisions are discretionary.

Non-Resource Investments

URRMA Biopharma Inc. (URRMA)

Background

Based in Montreal, URRMA was formed in June 1999 to develop and commercialize innovative HIV diagnostics and treatments that relate to technological applications of the anti-R7V antibody. The company also hopes to expand that technology into new HIV-related products, as well as into applications for other virus-induced diseases.

On August 25, 2000 INSERM, a French governmental health institute, granted URRMA the exclusive and worldwide license for all therapeutic applications, including prognostic and diagnostic evaluations, of anti-R7V antibodies and a humanized antibody therapy that may either limit or reduce HIV activity in infected patients. This innovative technology was developed by Professor Jean-Claude Chermann, co-discoverer of the HIV virus and URRMA's Scientific Director.

The key to the proprietary technology that URRMA has obtained is Professor Chermann's discovery of the anti-R7V antibody that is found to be present in significant amounts in people who had been exposed to the HIV virus, but who had not progressed into the AIDS disease. The R7V epitope, to which the antibody adheres, is acquired by the HIV virus while budding from an infected cell. When the anti-R7V antibody adheres to the R7V epitope on the surface of a given virus, it changes the structure of the HIV envelope in such a way that it prevents the virus from entering healthy immune systems cells. The HIV virus is thereby neutralized and remains harmless in the blood or lymphatic fluids. The studies of some 570 individuals over ten to eighteen years suggest that the anti-R7V antibody effectively neutralizes all strains of HIV, and does so without any toxic effects to the patients.

URRMA anticipates revenue streams from three potential product lines related to the patented antibody: qualitative diagnostic kits; quantitative diagnostic kits; and therapeutic antibodies. The qualitative diagnostic kit can determine if someone who has been exposed to the HIV virus is likely to progress into the AIDS disease, and thereby help the patient in deciding to incur the high cost of taking the current cocktail of anti-AIDS drugs, or not. A large market is expected in North America and Europe. The kits could be commercially available in 2003. The quantitative diagnostic kits could predict when the full onset of AIDS might be expected in persons who are determined to be progressors into the disease and would help in determining the start of treatment and the risk / benefit ratio of treatment for a given patient. Additional clinical validation studies need to be completed for the quantitative tests prior to commercial availability, which is expected by the end of 2003. Phase 1 clinical studies on human volunteers to test the therapeutic antibodies have not yet begun, and it will likely take four to five years for commercial availability. Upon closing of a current round of financing, URRMA will have sufficient working capital to develop the qualitative and quantitative diagnostic kits and to initiate the therapeutic antibody clinical studies.

The therapeutic antibodies are a novel approach in treating AIDS and HIV owing to their universal and nontoxic applications to any strain of the HIV virus. This is in contrast to the current market of drugs that is dominated by highly toxic protease and reverse transcriptase inhibitors. URRMA believes the humanized therapeutic antibodies and leading edge diagnostic kits will prove to be significant and meaningful improvements to existing care for AIDS patients.

The qualitative and quantitative diagnostic kits and the anti-R7V therapeutic antibodies are currently protected under French and United States law via patents issued and assigned to INSERM. An exclusive worldwide license was granted to URRMA by INSERM for the development, distribution and sales of related products. Concurrently, Preventis Inc. a vaccine development company located in Washington, DC, has obtained the rights to develop an R7V-related therapeutic vaccine from INSERM. URRMA has signed a co-license agreement with Preventis, highlighted by the free access to information regarding each company's R7V development platforms, and a gross royalty on sales of a potential vaccine to be paid by Preventis to URRMA.

Highlights

Construction of the new laboratory in Aubagne, a suburb of Marseille, France was completed on July 1, 2001, on which day Professor Jean-Claude Chermann took-over as full time URRMA Scientific Director. It is a P-3 level environmental safeguard laboratory, of which there are perhaps twenty in existence in Europe.

A pre-Investigational Device Exemption (pre-IDE) presentation was made to the U. S. Food and Drug Administration (FDA) in late September 2001 on the Qualitative Diagnostic Kit, and in December 2001 the FDA placed the kit in the equivalent of fast-track status.

In February 2002, URRMA filed a patent application on a newly discovered subclass of IgG immunoglobulin with broad diagnostic and therapeutic applications to the diseases caused by HIV and possibly other infectious viruses. This significant discovery of a modified subclass of antibodies was made by the URRMA R & D research team, headed by Professor Jean-Claude Chermann. While working on their R7V technology platform over the past several months, the researchers have been able to distinguish certain defining characteristics of the anti-R7V antibodies and realized that these antibodies were exclusively in a modified subclass of IgG immunoglobulin, similar to, but distinct from, IgG3. This newly recognized subclass of immunoglobulin is distinguished from IgG3 by a longer half-life, potentially higher concentrations in human plasma, and a lighter weight of the heavy-chain structural component of the antibody.

This discovery will provide short to medium-term benefits to the Company's current diagnostic and therapeutic product lines under the R7V platform that are designed to provide treatment for AIDS. The recognition of this modified subclass of immunoglobulin will likely lead to a second type of qualitative diagnostic kit to confirm the presence of anti-R7V antibodies that will complement, and be used simultaneously with, the kit currently under development. The modified subclass of IgG could also be used to develop a diagnostic test to measure viremia levels in AIDS patients in place of the current tests on the market that measure viral load.

On the therapeutic side, the more precise definition of characteristics of the anti-R7V antibodies that the discovery of the modified subclass of immunoglobulin provides will likely shorten the time to synthesize humanized R7V monoclonal antibodies, and will also help to determine the exact dosage of anti-R7V antibodies needed for therapeutic uses. Somewhat longer-term benefits of this discovery might be expected from the development of other potential platforms dealing with various infectious viral diseases. Diagnostic and therapeutic products might possibly be developed for such viral-induced diseases as human T-cell leukemia (HTLV), cytomegaloviral (CMV) infections, herpes, and certain neurologic and autoimmune diseases.

The patent application on the potential diagnostic and therapeutic uses of the modified subclass of immunoglobulin was filed in France, and additional filings will be made in several major countries, including the United States. With the present submission of the French filing, all potential patent rights are secure while the additional filings are completed. URRMA will hold 100% of all potential patent rights related to this new discovery.

Ongoing research on CD4+ cell fusion inhibitors and gene therapy for HIV has seen some encouragement and it is hoped that some related announcements may be forthcoming from the lab later in the year.

For more information on URRMA Biopharma Inc, visit the web site at www.urrma.com.

Broadband Collaborative Solutions, Inc. (BCS)

Background

BCS sells high-speed audio and video conferencing, document sharing, file transfer, and white boarding services to the corporate market through dedicated DSL lines. These services tend to sell well in both good and bad economic times, as they enable users to minimize the financial, physical, and time costs of travel, as well as streamline decision making and speed work flow. The product offered by BCS may be the highest quality on the market, particularly with regard to synchronization of image and sound. Future product lines will attempt to transfer this technology to internet-based services. BCS has a team of managers and directors that comprise many of the leaders in the telecommunications industry. Their extensive network of contracts has allowed BCS to minimize up-front costs by writing licensing contracts for the use of existing networks, rather than install new broadband cables. BCS estimates that using this strategy, significant access throughout North America and parts of northwest Europe can be achieved for under $11 million, an amount that pales in comparison to capital requirements for traditional telecommunications start-up.

Highlights

In March 2001, the Corporation invested $200,000 in BCS. Over the past year BCS has demonstrated modest, but steady increases in revenues while operating in a sector that has been in a difficult down cycle. It is the intention of BCS management to bring the company public later in 2002.

Management Discussion and Analysis of Operating Results and Financial Condition

The following management discussion and analysis of operating results and financial condition of Franc-Or Resources Corporation ("Franc-Or") and its wholly owned subsidiaries should be read in conjunction with the Consolidated Financial Statements. Franc-Or and its wholly owned subsidiaries are collectively referred to herein as the "Corporation".

Liquidity and Investing activities

a) Mining capital assets

In 2001, capital expenditures included $495,964 ($900,788 in 2000) on exploration on the Nevada project and $519,110 ($454,029 in 2000) on exploration on the Haute-Mana project.

Regarding the Nevada syndicate, the US$2 million commitment shared equally by the funding partners, Franc-Or and Ranger Minerals Ltd., was expended by July 2001 and allowed the Corporation to gain a 40% interest in the syndicate. Then, the terms of the tri-venture agreement were amended in July 2001 whereas the funding partners agreed to continue to support a reconnaissance program in Nevada at a total cost of US$350,000 for one year, in return for each to increase its equity in the project to 42.5% and for the operator to reduce its equity to 15%. As at December 31, 2001, nine exploration properties have been acquired and explored in Nevada for a total cumulative contribution by the Corporation of US$1,063,000 to the syndicate. The non-cash asset write-down of $894,292 in 2001 ($408,000 in 2000) reflects the syndicate's decision to drop eight out of the nine properties. The syndicate currently holds the Humboldt Springs property in north-central Nevada.

The delineated resources on the Haute-Mana mining concessions were exhausted during the year 2001 and a total non-cash asset write-down and depletion of $1,725,573 was recorded in 2001 ($1,740,000 in 2000). Minor production is still in progress after year-end.

b) Investments

On March 29, 2001, the Corporation completed a $2.0 million private placement in URRMA Biopharma Inc. ("URRMA"), a private development stage biotech company based in Montreal. This transaction involved the purchase of 2.0 million Class A shares at the price of $1.00 per share and 2.0 million Class A share purchase options exercisable at $1.00 per share. On January 29, 2002, the Corporation exercised an option to purchase 1 million Class A shares for $1 million. With the exercise of these options, the Corporation holds a 25% equity interest in URRMA.

On March 9, 2001, the Corporation completed a $200,000 private placement in Broadband Collaborative Solutions Inc. , a private telecommunications company based in Toronto. This transaction involved the purchase of 200,000 common shares at the price of $1.00 per share and 200,000 common share purchase warrants. Each whole common share purchase warrant is exercisable at $1.00 per share for a period of three years after closing.

c) Liquidity

Working capital as at December 31, 2001 that totals $4.6 million ($7.7 million in 2000), with no long-term debt, will enable the Corporation to fund its exploration program and to seek other investment opportunities.

Results from operations

The Corporation earned interest income of $293,370 in 2001 ($449,330 in 2000) from its investments at an effective annual rate of return of approximately 5.7% (6.5% in 2000). The decrease in investment income is due to lower cash on hand and diminishing interest rates. Royalty revenue from the near-surface gold resources production on the Haute-Mana property totaled $ 225,904 ($807,000 in 2000). The decrease in royalty revenue is due to the as expected depletion of the near-surface resources on the Haute-Mana properties during the year.

The professional and consulting fees of $266,043 were comparable to the prior year fees of $257,089. Fees relating to the due diligence and the fairness opinion of $20,910 in 2001 and $140,000 in 2000 is attributable to the extensive search and evaluation of corporate opportunities outside the mining sector. Administrative and shareholders' information expenses of $141,614 in 2001 were in line with the prior year figures of $142,502.

In summary, earnings before depletion, amortization and write-downs decreased in 2001 to $88,207 from $686,739 the prior year.

Risk factors

The discovery, development, and acquisition of mineral properties are in many instances unpredictable events. Future metal prices, the success of exploration programs, and other property transactions can have a significant impact on capital requirements. Should Franc-Or decide to further develop any of the properties, it may fund its capital requirements with its working capital, by arranging joint ventures with other companies, arranging further equity financing, issuing long-term debt, or through a combination of the above.

Similar levels of risk may be associated with the economic success of current investments and possible future financing of projects that relate to biotechnology, telecommunications, or other sectors. Specific to Franc-Or's biotechnology investments, significant risks may include, but are not limited to, the present uncertainty of success of URRMA Biopharma Inc.'s efforts to achieve product acceptance, obtain adequate third-party manufacturing and capital financing; the potential threat of product liability lawsuits; certain uncertainties associated with obtaining and enforcing patents important to its business; as well as the uncertainties related to the lengthy and expensive regulatory processes in the United States and other countries.

Forward looking information

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such forward looking statements.

Management's Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Corporation included in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on estimates and judgments of management.

Ernst & Young, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements. Their examination is conducted in accordance with Canadian generally accepted auditing standards and includes tests and other procedures which allow the auditors to report whether the consolidated financial statements prepared by management are presented fairly and in accordance with Canadian generally accepted accounting principles.

The Board of Directors must ensure that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of three directors, two of whom are not members of management. The Audit Committee meets with the independent auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Corporation's consolidated financial statements.

Robert J. Casaceli
President and C.E.O.

Vatché Tchakmakian
Chief Financial Officer

Auditors Report

To the Shareholders of
Franc-Or Resources Corporation

We have audited the consolidated balance sheets of Franc-Or Resources Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
March 8, 2002

Franc-Or Resources Corporation

Consolidated Balance Sheets

	December 31 2001	December 31 2000
Assets		
Current assets		
Cash	$ 3,604,792	$ 196,198
Short-term investments (Note 3)	1,141,893	6,307,443
Accounts receivable	96,702	380,165
Promissory note (Note 4)	-	1,000,000
	4,843,387	7,883,806
Investments (Note 5)	2,200,000	-
Capital assets (Notes 6 and 7)		
Mining assets	2,507,566	3,489,326
Deferred exploration costs	289,683	912,714
Machinery and equipment	247,198	327,748
	3,044,447	4,729,788
	$ 10,087,834	$ 12,613,594
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 264,903	$ 178,455
Shareholders' Equity		
Share capital (Note 8)	30,009,037	30,009,037
Deficit	(20,186,106)	(17,573,898)
	9,822,931	12,435,139
	$ 10,087,834	$ 12,613,594

See accompanying notes

Approved by the Board Robert J. Casaceli **, Director,** Dennis H. Peterson **, Director**

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit

	Year ended December 31 2001	2000
Revenues		
Investment income	$ 293,370	$ 449,330
Royalty revenue	225,904	807,000
	519,274	1,256,330
Expenses		
Professional and consulting fees (Note 10)	266,043	257,089
Administration expenses and shareholders' information	141,614	142 502
General exploration	2,500	30,000
Fees relating to due diligence and fairness opinion (Notes 4 and 5)	20,910	140,000
Depletion and write-down of mining assets and deferred exploration costs (Note 6)	2,619,865	2,148,000
Amortization of machinery and equipment	80,550	106,892
	3,131,482	2,824,483
Net loss for the year	(2,612,208)	(1,568,153)
Deficit at beginning of year	(17,573,898)	(16,005,745)
Deficit at end of year	$ (20,186,106)	$ (17,573,898)
Loss per share	$ (0.11)	$ (0.07)

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows

	Year ended December 31 2001	2000
Operating activities		
Net loss for the year	$ (2,612,208)	$ (1,568,153)
Adjustment for :		
Depletion and write-down of mining assets and deferred exploration costs (Note 6)	2,619,865	2,148,000
Amortization of machinery and equipment	80,550	106,892
	88,207	686,739
Net change in non-cash working capital items (Note 11)	442,347	(172,387)
Cash flows from operating activities	530,554	514,352
Investing activities		
Deferred exploration costs	(1,015,074)	(1,373,170)
Short term investments proceeds	5,093,114	1,688,923
Promissory note	1,000,000	(1,000,000)
Investments	(2,200,000)	
Cash flows from (used for) investing activities	2,878,040	(684,247)
Net change in cash	3,408,594	(169,895)
Cash at beginning of year	196,198	366,093
Cash at end of year	$ 3,604,792	$ 196,198

See accompanying notes

1. Nature of operations

Franc-Or Resources Corporation (the "Corporation") and its wholly owned subsidiaries (Franc-Or Guyane S.A.R.L. and Mont-Or S.A.R.L., both of which are corporations incorporated in French Guiana under the laws of France) are engaged in gold mining, development, and exploration.

2. Summary of significant accounting policies

Basis of consolidation
The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.

Use of estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those amounts are based on management's judgment and on information available to the Corporation at that time. Actual results could differ from these estimates.

Revenue recognition
Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements with third parties.

Short-term investments
Short-term investments in bonds are carried at amortized cost. For the purposes of the foregoing, interest accrued includes amortization over the remaining term to maturity of any discount or premium from face value of a bond at the time of its acquisition.

Income taxes
The Corporation follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investments
Investments consist of shares of private development companies at cost.

Capital assets

(a) Mining assets and deferred exploration costs

Mining assets comprise properties at the exploration stage and are recorded at acquisition cost.

Mining assets and exploration costs related to unknown or unproven ore bodies recorded as deferred exploration costs will be amortized on a units-of-production basis when the properties are put into production. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a three-year period or results from exploration work not warranting further investment.

2. **Summary of significant accounting policies** (Cont'd)

(a) **Mining assets and deferred exploration costs** (Cont'd)

Proceeds from the sale of an interest in a mining asset are applied in reduction of related carrying costs and any excess is recorded as a gain in the statement of operations. In the case of a partial sale, 100% of proceeds are applied in reduction of the carrying costs.

The amounts for mining assets and deferred exploration costs represent costs spent to date and do not necessarily reflect present or future value. Recoverability of costs incurred on these properties and of related deferred exploration costs depends on the existence of sufficient quantities of ore, the Corporation's ability to obtain appropriate financing to put these properties into production, and the profitability of future production or proceeds from the disposition thereof.

During the normal course of business, the Corporation enters into agreements to acquire undivided interests in properties which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules.

General exploration expenses not related to specific properties are accounted for in the consolidated statements of operations.

(b) **Machinery and equipment**

Machinery and equipment are recorded at cost and amortization is provided for on the declining balance basis over the estimated useful lives of the assets at the following annual rates:

Machinery and drilling equipment	25%
Office equipment	20%

Foreign currency translation
The accounts of the Corporation's integrated subsidiaries, and balances denominated in foreign currencies, are translated using the temporal method. This method translates foreign currency monetary assets and liabilities into Canadian dollars at the rate of exchange at the consolidated balance sheet dates, non-monetary balances at historical exchange rates, and revenue and expense items at transaction dates except for amortization. The resulting gains and losses are included in the consolidated statements of operations and deficit.

Financial instruments
The fair value of all of the Corporation's financial instruments approximate the carrying value unless otherwise noted.

Share issue expenses
Share capital is presented net of share issue expenses.

Stock option plan
The Corporation has a stock option plan, which is described in Note 8. No compensation expense is recognized for the Plan when stock or stock options are issued to directors, officers and key employees of the Corporation, and consultants. Any consideration paid by such individuals to the Corporation on exercise of stock options or purchase of stock is credited to share capital.

Loss per share
Loss per share is computed on the weighted average number of shares outstanding during the year.

3. Short-term investments

	2001	2000
Corporate bonds which approximate fair market value	$ 1,141,893	$ 6,307,443

Short-term investments consist of a single corporate bond (six in 2000) rated A (rated A and AA low in 2000), which has an effective annual rate of return of 2.9% (5.45% to 6.1% in 2000) and which matures in March 2002.

4. Promissory note

On March 28, 2000, the Corporation signed a letter of intent with Intergold Ltd. ("Intergold"), a Calgary based designer, manufacturer and marketer of precious and non-precious metal custom jewellery to amalgamate the two companies. The amalgamation was subject to a third party fairness opinion, the completion of due diligence, and shareholder and regulatory approval. As a result of the said fairness opinion and due diligence, the Corporation determined not to proceed with the transaction.

In accordance with the Letter of Intent and subsequent Loan Agreement, the Corporation advanced a $1 million loan to Intergold as a promissory note due and payable on April 25, 2001. Interest on this loan accrued at a rate of 8% per annum, payable quarterly and secured by Intergold's properties and assets, but subordinate to existing secured lenders.

On April 23, 2001, the Corporation signed an amendment to the loan agreement with Intergold, which provided the Corporation with an immediate payment as to principal of $550,000. The remaining principal amount of $450,000 was paid in eight (8) monthly instalments of $58,272 including interest calculated at an annual rate of 9.5% maturing December 25, 2001. In addition, Intergold paid an administration fee in the amount of $2,000 per quarter.

5. Investments

a) Investment in URRMA Biopharma Inc.
On March 29, 2001, the Corporation completed a $2.0 million private placement in URRMA Biopharma Inc. ("URRMA"), a private development stage biotech company based in Montreal. This transaction involved the purchase of 2.0 million Class A shares at the price of $1.00 per share and 2.0 million Class A share purchase options. Each whole Class A share purchase option is exercisable at $1.00 per share for a period of one year after closing. This investment gives the Corporation a 20% equity interest in URRMA.

On January 29, 2002, the Corporation exercised an option to purchase 1 million Class A shares for $1 million. In return for the early exercise of its options, the Corporation received from URRMA a total of 100,000 additional options priced at $0.50 per share to be exercisable over a period of three years, and an extension of the expiry period of the remaining 1 million in options from March 31, 2002 until September 30, 2002. With the exercise of these options, the Corporation holds a 25% equity interest in URRMA.

b) Investment in Broadband Collaborative Solutions Inc.
On March 9, 2001, the Corporation completed a $200,000 private placement in Broadband Collaborative Solutions Inc. ("Broadband"), a private telecommunications company based in Toronto. This transaction involved the purchase of 200,000 common shares at the price of $1.00 per share and 200,000 common share purchase warrants. Each whole common share purchase warrant is exercisable at $1.00 per share for a period of three years after closing. This investment gives the Corporation a 2.93% equity interest in Broadband.

6. Mining assets and deferred exploration costs

	Mining asset		Deferred exploration costs	
	2001	2000	2001	2000
French Guiana, Haute-Mana	$ 3,489,326	$ 3,489,326	$ 2,483,813	$ 1,964,703
Write-down and accumulated depletion	(981,760)	-	(2,483,813)	(1,740,000)
	2,507,566	3,489,326	-	224,703
Nevada	-	-	1,591,975	1,096,011
Write-down	-	-	(1,302,292)	(408,000)
	-	-	289,683	688,011
	$ 2,507,566	$ 3,489,326	$ 289,683	$ 912,714

	2001	2000
Balance at beginning of year	$ 4,402,040	$ 5,195,223
Addition to mining assets	-	-
Exploration expenses	1,015,074	1,354,817
Write-down and accumulated depletion	(2,619,865)	(2,148,000)
Balance at end of year	$ 2,797,249	$ 4,402,040

French Guiana

(a) Haute-Mana project

Under an agreement dated September 16, 1994 (the "agreement") entered into with the Bureau de Recherches Géologiques et Minières (BRGM) of France, the Corporation had an exclusive option to acquire an interest in mining concessions on the Haute-Mana property. As at December 31, 1997, the Corporation held a 40% interest in the concessions. On August 5, 1998, the Corporation bought-out the outstanding BRGM equity in the property. On February 16, 1999, the BRGM made a request to the Ministry of Industry in Paris to formally transfer the titles to Franc-Or's wholly owned subsidiary, Franc-Or Guyane S.A.R.L. The approval of such title transfers normally takes two to four years to transact under current French Law. The final decision to grant title for mining concessions is made by, and at the discretion of, the French National Assembly.

In addition, the Corporation is awaiting a decision from the French Administration on a request that was made in May 2000 to extend the Haute-Mana A Permit for an additional three years over an area surrounding the eight mining concessions that was reduced to 42% of its original size. The Corporation has been in continuous discussions with the French Administration over this extension request. Their final decision, expected by the end of June 2002, is discretionary and may be based-on considerations of prior and projected expenditures, work history, and other factors.

During 1999, the Corporation negotiated several contractual agreements with local miners for near surface production on the Haute-Mana mining concessions in return for certain production royalties. These contracts continued in force through year-end 2001.

6. Mining assets and deferred exploration costs (Cont'd)

(b) St. Pierre project

Under a Master Agreement (the "Master Agreement") dated April 10, 1996, the Corporation granted Homestake Mining Company of California ("Homestake") an option to acquire up to a 70% interest in the St. Pierre property. On July 30, 1998, Homestake terminated the agreement after spending over US$4.3 million on exploration on the St. Pierre property. Since then, the Corporation holds 100% of the property free of any debt or obligation with a negligible value on the consolidated balance sheets.

In November, 2000, the Corporation filed an amended extension application to convert the currently held five B Permits to a single A Permit with an overall area reduced by 58%, for an extended period of up to five years. The Corporation has been in continuous discussions with the French Administration over this extension request. Their final decision, expected by the end of June 2002, is discretionary and may be based-on considerations of prior and projected expenditures, work history, and other factors.

Nevada

The Corporation's Nevada exploration is carried-out through its participation in a syndicate that was formed in 1999. The Corporation can maintain a 42.5% working interest in this syndicate by contributing US$1,175,000 over a three and a half-year period through the end of July 2002. To date, nine exploration properties have been staked in Nevada in the syndicate's name.

The non-cash asset write-down for the years 2001 of $894,292 and 2000 of $408,000 reflects the syndicate's decision to drop eight out of the nine properties. As of December 31, 2001, the Corporation contributed US$1,063,000 to the syndicate.

7. Machinery and equipment

	2001		
	Cost	**Accumulated amortization**	**Net book value**
Machinery and drilling equipment - French Guiana	$ 4,117,900	$ (3,892,900)	$ 225,000
Office equipment - French Guiana	111,200	(89,002)	22,198
	$ 4,229,100	$ (3,981,902)	$ 247,198

	2000		
	Cost	**Accumulated amortization**	**Net book value**
Machinery and drilling equipment - French Guiana	$ 4,117,900	$ (3,817,900)	$ 300,000
Office equipment - French Guiana	111,200	(83,452)	27,748
	$ 4,229,100	$ (3,901,352)	$ 327,748

8. Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	December 31, 2001		December 31, 2000	
	Number of shares	Amount	Number of shares	Amount
Balance at beginning and end of year	23,058,059	$ 30,009,037	23,058,059	$ 30,009,037

The legal stated value of the Corporation's common shares differs from the carrying value reflected in these consolidated financial statements as a result of the accounting for the acquisition of a subsidiary, the reduction in the legal stated capital following a reorganization by $1,191,654, and the deduction of share issue expenses of $1,495,992 against share capital for accounting purposes.

On July 10, 2000, the Corporation's notice to The Toronto Stock Exchange to enter into a one year normal course issuer bid to up to 1,152,902 common shares was accepted. During that one year period, no common shares were purchased for cancellation.

Stock option plan
The Corporation has a stock option plan (the "Plan") for directors, officers and key employees of the Corporation, and consultants who, in the opinion of the Board of Directors, are responsible for the success of the Corporation. Options to purchase up to 5,000,000 common shares of the Corporation are issuable pursuant to the terms of the Plan.

The exercise price of each option equals the closing market price of the Corporation's common shares on the trading day prior to the day of the grant. The options generally vest at the time they are granted and have maximum terms of ten years. Options may be granted at any time by the Corporation's Board of Directors. Upon termination or severance, optionees have three months in which to exercise any outstanding options.

A summary of the status of the stock option plan as of December 31, 2001 and 2000, and changes during the years then ended, is presented below :

	2001		2000	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding and exercisable, beginning of year	2,972,500	$0.41	2,507,500	$0.42
Granted	510,000	0.40	465,000	0.33
Expired	(365,000)	0.94	-	-
Outstanding and exercisable, end of year	3,117,500	$0.34	2,972,500	$0.41

8. Share capital (Cont'd)

Stock option plan (Cont'd)
The following table summarizes information about stock options outstanding and exercisable under the Plan as at December 31, 2001 :

Exercise price	Number of options	Weighted average remaining life
0.25	565,000	2.6
0.33	465,000	3.8
0.35	1,442,500	1.4
0.40	510,000	4.8
0.48	135,000	1.3
	3,117,500	

9. Income taxes

The Corporation has accumulated non-capital losses for income tax purposes amounting to approximately $2,768,000. These losses will expire between 2002 and 2008. The potential tax benefits of these items are not reflected in these consolidated financial statements.

10. Related party transactions

The Corporation carried out the following transactions, with its directors and officers :

	Year ended December 31 2001	Year ended December 31 2000
Professional and consulting fees	$ 221,469	$ 240,921
Deferred exploration costs	59,328	50,124
	$ 280,797	$ 291,045

These transactions are in the normal course of operations of the Corporation and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

11. Consolidated statements of cash flows

The net change in non-cash working capital balances related to operations consists of the following :

	2001	2000
Interest accrued on short-term investments	$ 72,436	$ 51,656
Accounts receivable	283,463	(243,384)
Accounts payable and accrued liabilities	86,448	19,341
	$ 442,347	$ (172,387)

BOARD OF DIRECTORS

Robert J. Casaceli
Frank E. Holmes
Ian H. Mann
Dr. Mary Pat Moyer
Jacques A. Napoly (Honorary Chairman)
Dennis H. Peterson
Michael A. Steeves

OFFICERS

Robert J. Casaceli
President
Chief Executive Officer

Vatché Tchakmakian
Chief Financial Officer
Secretary

SOLICITORS

Peterson & Company
40 King Street West
Suite 4900
Toronto, Ontario
M5H 4A2

Baker & McKenzie
32, avenue Kleber
75116 Paris
France

AUDITORS

Ernst & Young LLP
90 Burhamthorpe Road West
Suite 1000
Mississauga, Ontario
L5B 3C3

BANKER

Banque Nationale de Paris (BNP) - Paribas
1981 McGill College Avenue
Montreal, Quebec
H3A 2W8

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Place Montreal Trust
1800 McGill College Avenue
7th Floor
Montreal, Quebec
H3A 3K9

EXCHANGE LISTING

The Toronto Stock Exchange
Symbol : FOR
CUSIP : 35 19 03 10 9
Outstanding shares: 23,058,059 (as of May 17, 2002)

REGISTRY OFFICE

Franc-Or Resources Corporation
40 King Street West
Suite 4900
Toronto, Ontario
M5H 4A2

OPERATIONS OFFICE

Franc-Or Guyane S.A.R.L.
3 Lot. Les Flamants Roses
Chemin Vérin - Route de Montabo
97300 Cayenne
Guyane Française

Tel.: 011.594.594.31.1905
Fax: 011.594.594.29.1240

ANNUAL REPORT

Additional copies of this report may be obtained upon request to :

Franc-Or Resources Corporation
1801 McGill College Avenue
Suite 1260
Montreal, Quebec
H3A 2N4

Tel.: (514) 842-5323
Fax: (514) 842-3306

Exemption : Rule 12g3-2(b)
File No. : 82-4164

Franc-Or Resources Corporation

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual meeting of the shareholders of Franc-Or Resources Corporation (the "Corporation") will be held at Toronto Board of Trade, Third Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1C1, on Thursday, June 26, 2002, at 3:00 p.m. (Toronto time) for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2001, together with a report of the auditors thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix their remuneration; and

4. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2001.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 8th day of May, 2002.

BY ORDER OF THE BOARD

Sgd. "Robert J. Casaceli"

ROBERT J. CASACELI
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Franc-Or Resources Corporation

Management Information Circular

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FRANC-OR RESOURCES CORPORATION (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy, or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares"). As at the date of this Circular, the Corporation had 23,058,059 Common Shares issued and outstanding.

The Corporation shall make a list of all persons who are registered holders of Common Shares on May 17, 2002 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the meeting, that his name be included in the list. In such case, the transferee is entitled to vote his shares at the meeting.

To the knowledge of the directors and officers of the Corporation, there are no persons who beneficially own, or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Executive Compensation

Compensation of Executives

The following table, presented in accordance with the Regulation under the *Securities Act* (Ontario), sets forth all compensation paid to the officers of the Corporation named below (the "Named Executive Officers") during the twelve months ended December 31, 2001, 2000, and 1999. No other executive officers received salary and bonuses in excess of $100,000 in any such periods.

Summary Compensation Table

Name and Principal Position	Year	ANNUAL COMPENSATION			LONG TERM COMPENSATION			All Other Compensation ($) (2)
		Salary ($)	Bonus ($)	Other ($)	Options (#) (1)	Restricted Shares/Units (#)	LTIP Payouts ($)	
Robert J. Casaceli President and Chief Executive Officer	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	$143,000 (3) $139,000 (3) $118,000 (3)	70,000 60,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Vatché Tchakmakian Chief Financial Officer and Secretary	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	$83,500 (3 $84,000 (3) $68,000 (3)	70,000 60,000 65,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes :

(1) Options to purchase Common Shares granted pursuant to the Corporation's Stock Option Plan. See "Executive Compensation - Stock Option Plan".

(2) The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers' respective salary and bonus in any year.

(3) Consulting fees paid to firms controlled by the officers.

The following table sets forth grants of options made to the Named Executive Officers under the Corporation's Stock Option Plan during the twelve months ended December 31, 2001. See "Executive Compensation - Stock Option Plan".

Option Grants During the Twelve Months Ended December 31, 2001

Name	Options Granted (#)	Percentage of Total Options Granted in Fiscal Year (%)	Exercise Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($/Share)	Expiry Date
Robert J. Casaceli	70,000	13.7%	$0.40	$0.34	October 01, 2006
Vatché Tchakmakian	70,000	13.7%	$0.40	$0.34	October 01, 2006

The following table sets forth information regarding the exercise of options held by the Named Executive Officers during the twelve months ended December 31, 2001 and the aggregate number of outstanding options held by the Named Executive Officers, all of which options were exercisable, and the value of such options, in each case as at December 31, 2001.

Aggregated Option Exercises During the Twelve Months Ended December 31, 2001 and Stock Option Values as at December 31, 2001

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options as at December 31, 2001 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options as at December 31, 2001 Exercisable/Unexercisable (1)
Robert J. Casaceli	Nil	N/A	670,000/Nil	$10,725 /Nil
Vatché Tchakmakian	Nil	N/A	295,000/Nil	$8,200 /Nil

Note:

(1) The value, if any, of unexercised options is calculated using the closing price of the common shares of the Corporation on the Toronto Stock Exchange on December 31, 2001 ($0.345) less the respective exercise prices of the options.

Compensation of Directors

Directors who are not officers of the Corporation are not currently paid any fees for their services as directors, however, such directors are entitled to receive compensation from the Corporation to the extent that they provide services to the Corporation. Any such compensation is based on rates that would be charged by such directors for similar services to arm's length parties. For the year ended December 31, 2001, the Corporation paid $280,797 ($291,000 for the year ended December 31, 2000; $261,000 - for the year ended December 31, 1999) for professional services to firms controlled by directors and officers of the Corporation, such services consisting of corporate administration and accounting, and geological and legal services. These amounts include the annual compensation paid to the Named Executive Officers for the periods as disclosed in "Executive Compensation - Compensation of Executives".

Directors are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board of directors, directors are granted options to purchase Common Shares. For the year ended December 31, 2001, a total of 330,000 options to purchase Common Shares were granted to directors, of which 70,000 represent options granted to a director who is also an officer of the Corporation. See "Executive Compensation - Stock Option Plan".

Stock Option Plan

The Corporation maintains a stock option plan (the "Stock Option Plan") for directors, officers, and consultants who provide ongoing services, and employees of the Corporation and its affiliates. The purpose of the Stock Option Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through options, to acquire a proprietary interest in the Corporation and benefit from its growth. The Stock Option Plan provides that a total of 5,000,000 Common Shares are reserved for grants of options and that the number of Common Shares reserved for issuance to any person pursuant to options shall not exceed 5% of the issued and outstanding Common Shares of the Corporation.

With respect to insiders, the Stock Option Plan provides that Common Shares reserved for issuance pursuant to options granted to insiders shall not exceed 10% of the issued and outstanding Common Shares of the Corporation and that the number of Common Shares which may be issued to insiders under the Stock Option Plan within a one year period shall be limited to 10% of the issued and outstanding Common Shares of the Corporation, with no more than 5% issued to any one insider and his associates. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the board of directors at the market price of the Common Shares at the time of grant, subject to all applicable regulatory requirements.

Under the terms of the Stock Option Plan, the board of directors may, at its discretion, grant financial assistance to holders wishing to exercise their options. Any such financial assistance will include, as part of its conditions, the grant of a lien on the Common Shares issuable on exercise of the options.

The following table sets forth details with respect to options to purchase Common Shares which are outstanding as of the date hereof:

Holder	Date of Grant	Common Shares Under Option (#)	Exercise Price ($/share)	Expiry Date
Executive officers as a group (2 in total)	May 29, 1998 August 10, 1999 October 19, 2000 October 01, 2001	565,000 140,000 120,000 140,000	0.35 0.25 0.33 0.40	May 29, 2003 August 10, 2004 October 19, 2005 October 10, 2006
Directors who are not also executive officers, as a group (5 in total)	April 9, 1998 May 29, 1998 August 10, 1999 October 19, 2000 October 01, 2001	60,000 100,000 165,000 200,000 260,000	0.48 0.35 0.25 0.33 0.40	April 9, 2003 May 29, 2003 August 10, 2004 October 19, 2005 October 01, 2006
Others (16 in total)	April 9, 1998 May 29, 1998 August 10, 1999 October 19, 2000 October 01, 2001	75,000 777,500 260,000 145,000 110,000	0.48 0.35 0.25 0.33 0.40	April 9, 2003 May 29, 2003 August 10, 2004 October 19, 2005 October 1, 2006

Other Compensation Matters

There were no long-term incentive awards, other than options, made to the executive officers of the Corporation for the year ended December 31, 2001. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of the Corporation are indebted to the Corporation. In addition, there are no plans in place with respect to the Named Executive Officers for termination of employment or change in responsibilities.

Compensation Committee

The Corporation's executive compensation program is administered by the Compensation Committee of the board of directors. The members of the Compensation Committee are Messrs. Dennis Peterson, , Frank E. Holmes and Robert J. Casaceli.

Compensation Policy

The compensation policy of the Corporation was established from the perspective of ownership. Consultants and employees (including executive officers) expect to reap a portion of their income from the appreciation in value of the Common Shares they hold in the Corporation, including options. Given the low number of consultants and employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual, and hence securing the best possible talent to run the Corporation. Compensation of officers, consultants and employees currently consists of base salary or fees and longer-term incentives in the form of options.

Salaries are deliberately kept low and are sufficient to maintain an individual's cash flow. Bonuses are paid for significant and specific achievements which have a strategic impact on the fortunes of the Corporation. Salaries, fees, and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Corporation. Salaries are paid monthly. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus.

In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities, and the importance of his/her position with and contribution to the Corporation.

The foregoing report is submitted by the board of directors.

Election of Directors

The Corporation's articles provide for a minimum of three and a maximum of ten directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the Corporation's by-laws. At the meeting, shareholders will be asked to elect six directors (the "Nominees"). All of the Nominees are directors elected at the last annual meeting of shareholders of the Corporation held on June 28, 2001.

The following table provides the names of the Nominees and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each elected director will hold office until his successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his successor is duly elected or appointed.

Name and Municipality of Residence	Director Since	Office Held	Principal Occupation (1)	Number of Shares Beneficially Owned Directly or Indirectly as of May 8, 2002 (2)
Robert J. Casaceli (3) Reno, Nevada	1994	President, Chief Executive Officer and Director	--	1,560,126
Frank E. Holmes (3) San Antonio, Texas	2000	Director	Chairman and Chief Executive Officer, U.S. Global Investors, Inc., a mutual fund management company	2,082,500
Ian H. Mann Devonshire, Bermuda	1997	Director	Vice-President, Finance, Sierra Holdings Limited, a private investment company.	Nil
Mary Pat Moyer San Antonio, Texas	2001	Director	President, CEO, and Chief Science Officer, Incell Corporation, LLC	Nil
Dennis H. Peterson Toronto, Ontario	1996	Director	Solicitor, Peterson & Company, a law firm specializing in corporate and securities matters.	250,000
Michael A. Steeves (3) Postfalls, Idaho	1999	Director	Vice-President, Director of Investor Relations, Coeur d'Alene Mines Corporation, a mining company.	20,000

Notes:

(1) With the exception of Mr. Steeves, and Dr. Moyer, all of the above-named persons have held their positions with the same or associated firms or organizations during the past five years. From February 1996 to August 1998, Mr. Steeves was Director of Investor Relations, Homestake Mining Company, and from September 1998 through December 1999 he was Vice-President, Investor Relations, Augusta Resources Corporation.
Concurrent in part with her executive positions at Incell, Dr. Moyer has served as Founder, President, and Chief Executive Officer of TEKSA Innovations Corporation from 1998 to the present; as Professor in the Departments of Surgery, Molecular Medicine, Microbiology, Cellular and Structural Biology, and Pediatrics, The University of Texas Health Science Center at San Antonio (UTHSCSA) from 1992 to the present; as Adjunct Professor of Life Sciences, The University of Texas at San Antonio from 1991 to the present; as Research Division Head, Department of Surgery (UTHSCSA) from 1993 to the present; as Director, Center for Human Cell Biotechnology, Department of Surgery (UTHSCSA) from 1993 to 1998; as Director, Center for Human Cell Biotechnology, Department of Surgery, (UTHSCSA); and as AIDS Laboratory Researcher and BSL3 Facility Coordinator (UTHSCSA) from 1988 to 1997.

(2) The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction has been furnished by the respective officers and directors individually. Directors also hold options under the Corporation's Stock Option Plan. See "Executive Compensation - Stock Option Plan and "Executive Compensation - Compensation of Directors".

(3) Member of the Audit Committee.

(4) Members of the Compensation Committee for the last fiscal year were Dennis Peterson, Frank E. Holmes and Robert J. Casaceli.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young, Chartered Accountants, as auditors of the Corporation for the 2002 fiscal year, and to authorize the directors to fix their remuneration.

Audit Committee

The Corporation is required to have an audit committee. The following directors are members of the audit committee:

Robert J. Casaceli
Frank E. Holmes
Michael A. Steeves

Corporate Governance

The board of directors has adopted corporate governance practices that comply with the guidelines of the Toronto Stock Exchange (the "TSE"), to the extent applicable. These guidelines suggest that the board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of this overall stewardship responsibility, the board of directors shall assume responsibility for the following matters:

- adoption of a strategic planning process;

- identification of the principal risks of the business and ensuring the implementation of appropriate systems to manage these risks;

- succession planning, including appointing, training, and monitoring senior management;

- adoption of a communications policy; and

- ensuring the integrity of internal control and management information systems.

The board of directors will be composed of a majority of unrelated directors so as to fairly reflect the investment of minority shareholders in the Corporation. The Chairman of the board of directors of the Corporation is currently an officer of the Corporation. Such an arrangement is viewed to be acceptable for a small company as long as the majority of the directors are independent. The Chairman is expected to take such steps as may be necessary from time to time to ensure that the board of directors can function independently of management.

To comply with the TSE's guidelines, the board of directors has created a number of committees, including a corporate governance committee, an audit committee, and a nomination committee. A majority of the directors on each committee are outside directors who are independent of management. The corporate governance committee is responsible for developing the Corporation's approach to corporate governance issues and is responsible for the Corporation's application of the governance guidelines published by the regulatory authorities. It will also seek to facilitate the functioning of the board of directors of the Corporation independently of management of the Corporation and to maintain an effective relationship between the board of directors and management of the Corporation. Individual directors are entitled to engage an outside advisor at the expense of the Corporation in the appropriate circumstances, subject to the approval of the corporate governance committee.

The audit committee is responsible for reviewing in detail the Corporation's financial statements and financial reporting and ensuring that management implements and maintains an effective system of internal control. The nomination committee is responsible for proposing to the board of directors new nominees to the board and for assessing directors on an ongoing basis, as well as the board as a whole, the committees of the board, and the contribution of individual directors. The nomination committee is also responsible for providing an orientation and education program for new recruits to the board.

In addition to the particular functions of the various committees of the board of directors, the board of directors as a group, in conjunction with the Chief Executive Officer, are responsible to develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. The board of directors shall at all times be responsible for ensuring that the size of the board and its committees is such that they facilitate effective decision-making.

__Conflicts of Interest__

Some of the directors and officers of the Corporation also serve as directors and officers of other companies involved in the same business sector as the Corporation. Consequently, there exists a possibility for any such director or officer to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Corporation.

Similar duties and obligations will apply to such other companies. Thus any future transaction between the Corporation and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Corporation.

Indebtedness of Officers and Directors to the Corporation

No officer or director of the Corporation was indebted to the Corporation at any time for the year ended December 31, 2001.

Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation has any interest in material transactions involving the Corporation.

The contents and sending of this Circular have been approved by the directors of the Corporation.

DATED as of the 8th day of May, 2002.

Robert J. Casaceli

ROBERT J. CASACELI
PRESIDENT AND CHIEF EXECUTIVE OFFICER